United States securities and exchange commission logo





                            July 9, 2020

       Brent Bellm
       President and Chief Executive Officer
       BigCommerce Holdings, Inc.
       11305 Four Points Drive
       Building II, Third Floor
       Austin, TX 78726

                                                        Re: BigCommerce
Holdings, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted June 29,
2020
                                                            CIK No. 0001626450

       Dear Mr. Bellm:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Overview, page 67

   1. Please revise to quantify the changes and trends in revenue associated with the COVID-19 pandemic. In this
regard, disclose the amount that partner and services revenue increased due to higher ecommerce
activity in connection with the COVID-19 pandemic separately from the increase
attributable to improved monetization of partner service revenue. In addition, provide an
indication of how much Enterprise plan sales decreased in March, as well as the amount of
the improvement in April and May. Also quantify the significant increases in Essentials
plan sales in March, April, and May.
 Brent Bellm
BigCommerce Holdings, Inc.
July 9, 2020
Page 2
Key business metrics, page 71

2. Please update to provide your net revenue retention rate as of March 31, 2020.
Critical accounting policies and estimates
Grants of share-based awards, page 90

3. Please revise to reconcile the number of shares of common stock subject to options and restricted stock units granted since January 1, 2019 to the disclosures in your financial statements. Also, ensure that your subsequent events disclosure addresses the restricted stock units granted after the balance sheet date, including disclosure of an estimate of the financial effect, in accordance with ASC 855-10-50-2.
Notes to Consolidated Financial Statements, page F-8

4. Please revise to explain the adjustments to be assumed in your pro forma balance sheet as of March 31, 2020.
       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at (202) 551-3350 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameBrent Bellm
                                                              Division of
Corporation Finance
Comapany NameBigCommerce Holdings, Inc.
                                                              Office of
Technology
July 9, 2020 Page 2
cc:       Samer M. Zabaneh
FirstName LastName